UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KBL HEALTHCARE ACQUISITION CORP. II

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

482410R 10 8

(CUSIP Number)

Marlene Krauss, M.D. 757 Third Ave. 21st Floor New York, NY 10017	with a copy to:	David Alan Miller, Esq. Graubard Miller 405 Lexington Avenue New York, NY 10174-1901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 482410R 10 8	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Marlene Krauss, M.D. I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒(1)
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

571,429
8 SHARED VOTING POWER

356,568
9 SOLE DISPOSITIVE POWER

571,429
10 SHARED DISPOSITIVE POWER

356,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

927,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 482410R 10 8	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Zachary Berk I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒(1)
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

571,429
8 SHARED VOTING POWER

356,568
9 SOLE DISPOSITIVE POWER

571,429
10 SHARED DISPOSITIVE POWER

356,568

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

927,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 482410R 10 8	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Michael Kaswan I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒(1)
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

400,000
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

400,000
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Schedule 13D is filed by Marlene Krauss, M.D. (“Krauss”) with respect to ownership of the common stock of KBL Healthcare Acquisition Corp. II, a Delaware corporation (the “Issuer”).

This Schedule 13D also includes information relating to Zachary Berk (“Berk”), Chairman of the Board and President of the Issuer and Michael Kaswan (“Kaswan”), Chief Operating Officer and Director of the Issuer. Krauss, Berk and Kaswan are hereinafter referred to collectively as the “Directors” and individually as a “Director.”

The percentages of beneficial ownership reflected in this Schedule 13D are based upon 11,200,000 shares outstanding as of December 31, 2005 as set forth in the Issuer’s Annual Report on Form 10-KSB for the year ended December 31, 2005.

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer. The principal executive office of the Issuer is 757 Third Ave., 21st Floor, New York, New York 10017.

Item 2. Identity and Background.

This Statement is being filed by the Directors. The business address of the Directors is 757 Third Ave., 21st Floor, New York, New York 10017. Krauss has been the Chief Executive Officer and Secretary of the Issuer since its inception, Berk has been Chairman of the Board and President of the Issuer since its inception and Kaswan has been Chief Operating Officer and Director of the Issuer since its inception.

During the past five years, none of the Directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the Directors have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Krauss, Berk and Kaswan are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

In December 2004, in connection with the Issuer’s formation, Krauss and Berk purchased 337,500 shares of Common Stock at a purchase price of approximately $0.029 per share. Krauss and Berk used their personal funds to purchase such shares at that time. Each Krauss and Berk subsequently transferred 87,500 shares of common stock to Michael Kaswan. Effective January 26, 2005, the Issuer’s Board of Directors authorized a stock dividend of 0.428571 shares of common stock for each outstanding share of common stock and effective March 24, 2005, the Issuer’s Board of Directors authorized a stock dividend of 0.6 shares of common stock for each outstanding share of common stock, effectively lowering the purchase price to $0.0125 per share.

In February 2005, the Krauss entered into a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended (“Act”). Pursuant to such plan, the she has agreed to purchase 1,000,000 warrants (“Warrants”) to purchase shares of Common Stock at prices less than or equal to $0.70 per warrant; provided that such purchases will be made in compliance with Rule 10b-18 promulgated under the Act and will cease upon consummation of the Reorganization described in Item 4(b). Accordingly, Krauss purchased 1,000,000 warrants to purchase an additional 1,000,000 shares of common stock which are exercisable on the later of the completion of a business combination with a target business and April 21, 2006.

Item 4. Purpose of Transaction

The Directors acquired the Shares for investment purposes.

(a) Each of the Directors may acquire additional securities from time to time in the open market or in private transactions.

(b) On September 1, 2006, the Issuer signed the Agreement and Plans of Reorganization (“Acquisition Agreement”). Pursuant to the Acquisition Agreement, Summer Infant, Inc. (“SII”) will merge with and into Merger Sub, with Merger Sub surviving the merger. Additionally, the Issuer will purchase all of the shares of Summer Infant Europe, Limited (“SIE”) and Summer Infant Asia, Ltd. (“SIA” and, collectively with SII and SIE, “Summer”). SIE and SIA will thereafter continue as wholly owned subsidiaries of the Issuer. Under the terms of the Acquisition Agreement, the holders of outstanding Summer securities will receive, in exchange for such securities, an aggregate of $20,000,000 cash and approximately 3,916,667 shares of the Issuer’s Common Stock. 1,391,667 shares of the Issuer’s Common Stock to be issued to Summer stockholders will be placed in escrow to provide the sole remedy for the Issuer’s indemnity rights under the Acquisition Agreement and in connection with potential requirement for Summer Stockholders to give back some or all of 391,667 shares in the event Summer’s net assets at closing are below prescribed levels.

Pursuant to Letter Agreements, dated February 16th, 2005, between the Issuer, EarlyBirdCapital, Inc. and each of the Directors, when the Issuer seeks stockholder approval of the transactions contemplated by the Acquisition Agreement, each Director has agreed to vote the Shares on such proposal in accordance with the majority of the votes cast by the holders of the shares of Common Stock issued in the Issuer’s initial public offering. Additionally, in connection with the Acquisition Agreement, the stockholders of Summer and the Directors, have entered into a voting agreement (“Voting Agreement”) dated as of September 1, 2006. Pursuant to the Voting Agreement, the Issuer’s Board of Directors will be increased to seven members, of whom two will be designees of the Summer stockholders, two will be a designee of the Directors and three will be designees of both the stockholders of the Issuer and Summer. Additionally, these stockholders, including the Directors, have agreed to vote in favor of the election or re-election of these designees through the election of directors to be held at the Issuer’s annual meeting in 2009.

The Acquisition is expected to be consummated during the forth quarter of 2006 or first quarter of 2007, after the required approval by the Issuer’s stockholders and the fulfillment of certain other closing conditions.

At the date of this Statement, the Directors, except as set forth in this Statement, the Acquisition Agreement and Voting Agreement discussed in this Item 4, and consistent with

Directors respective positions with the Issuer, the Directors have no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Krauss and Berk each beneficially own 927,997 Shares of the Issuer’s Common Stock. They each have sole dispositive power over the Shares and each beneficially own 8.3% of the Issuer’s outstanding shares of Common Stock (based upon 11,200,000 shares of Common Stock outstanding as of April 13, 2006 as set forth in the Issuer’s Yearly Report on Form 10-KSB for the quarter ended December 31, 2006). Each set of Krauss and Berk shares includes 356,568 shares of common stock held in trust for the benefit of the children of Krauss and Berk. Krauss’ shares do not include those owned by Berk, her husband, and Berk’s shares do not include those owned by Krauss, his wife, since each disclaims beneficial ownership of the shares held by the other. Each set of shares does not include (i) 180,000 shares of common stock each may receive in the event that Mr. Kaswan’s shares do not vest as described below in and (ii) 1,000,000 shares of common stock issuable upon exercise of warrants held by Krauss that are not currently exercisable and will not become exercisable within 60 days.

Kaswan beneficially owns 400,000 Shares of Issuer’s Common Stock. Kaswan has sole dispositive power of the Shares. Kaswan beneficially owns 3.6 % of the Issuer’s outstanding shares of Common Stock. Kaswan’s shares represent 160,000 shares of stock that will vest in full upon the consummation of a business combination and 200,000 shares which will vest in full when the shares are released from escrow provided Kaswan is still an employee of KBL Healthcare Management Inc. In the event any such shares do not vest, 50% of the unvested shares shall revert back to each of Krauss and Berk.

No transactions in the Issuer’s securities by the Directors have been effected in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

1. Agreement and Plans of Reorganization dated September 1, 2006 by and among the Issuer, SII Acquisition, Inc., Summer Infant, Inc. (“SII”), Summer Infant Europe Limited (“SIE”), Summer Infant Asia, Ltd. (“SIA” and together with SII and SIE, “Summer”) and all of the Stockholders of SII, SIA, and SIA (incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2006).

2. Voting Agreement, dated as of September 1, 2006, among the Issuer, the stockholders of Summer Infant, Inc., Summer Infant Europe, Limited, Summer Infant Asia, Ltd. and certain stockholders of the Issuer (incorporated by reference from Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2006).

3. Joint Filing Agreement, dated as of September 13, 2006, among the Directors.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2006

/s/ Marlene Krauss, M.D.
Marlene Krauss, M.D.

/s/ Zachary Berk
Zachary Berk

/s/ Michael Kaswan
Michael Kaswan